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OUTSOURCING SERVICES GROUP, INC.
STATEMENT OF COMPUTATION OF BASIC AND DILUTED
NET INCOME (LOSS) PER SHARE
(Unaudited)

(Dollars in thousands, except per share data)

Exhibit 11.

	Nine Months Ended
	September 29, 2001	September 30, 2000
Basic income (loss) per share:
Net income (loss) attributable to common stockholders	$114	$(1,813)

Weighted average number of outstanding common shares	3,373,637	3,441,899

Basic income (loss) per share	$0.03	$(0.53)

Diluted income per share:
Net income attributable to common stockholders	$114	$—

Weighted average number of outstanding common shares assuming full dilution	3,691,646	—

Diluted income per share	$0.03	$—

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STATEMENT OF COMPUTATION OF BASIC AND DILUTED NET LOSS PER SHARE